Erin Leonard Events LLC

Statement of Cash Flows
January - April, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,960.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	1,025.00
Customer billed expenses Reimbursable	355.93
Accumulated Depreciation:Accumulated Depreciation - Computer	471.65
Accounts Payable (A/P)	7,114.75
Credit Cards:AMX - Erin	-10,779.89
Deferred Revenues	17,977.50
Loans Payable:Business Loan 2021	19,550.00
Prepaid Legal - Trust	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**35,714.94**
Net cash provided by operating activities	**$32,754.59**
INVESTING ACTIVITIES	
Fixed Assets:Computer	515.91
Net cash provided by investing activities	**$515.91**
FINANCING ACTIVITIES	
Owner's Equity:Owner's Contributions	8,002.49
Owner's Equity:Owner's Withdrawals	-12,024.45
Owner's Equity:Tenant Association	-16.38
Net cash provided by financing activities	**$ -4,038.34**
NET CASH INCREASE FOR PERIOD	**$29,232.16**
Cash at beginning of period	14,209.74
CASH AT END OF PERIOD	**$43,441.90**